Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (U3479)

Offering Period: December 3, 2018 – December 20, 2018

12.75% – 13.75% per annum Contingent Coupon Callable Yield Notes due December 15, 2021

Linked to the Performance of the Lowest Performing of the SPDR® S&P® Biotech ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Product Terms

•	If these securities have not been previously redeemed at our option and subject to the occurrence of a Coupon Barrier Event as set forth below, contingent coupons will be paid in arrears on each Contingent Coupon Payment Date at a Contingent Coupon Rate that is expected to be between 12.75% and 13.75% per annum (to be determined on the Trade Date). If a Coupon Barrier Event has not occurred on an Observation Date, you will receive the contingent coupon for the Contingent Coupon Period in which such Observation Date falls on the immediately following Contingent Coupon Payment Date. If a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will accrue for the Contingent Coupon Period in which such Observation Date falls and no contingent coupon will be payable for such Contingent Coupon Period on the immediately following Contingent Coupon Payment Date or on any subsequent Contingent Coupon Payment Date.

•	We may redeem the securities, in whole but not in part, on any Early Redemption Date. No further payments will be made following an Early Redemption.

•	If these securities have not been previously redeemed at our option and if a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•	If these securities have not been previously redeemed at our option and if a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be December 21, 2018
Settlement Date:	Expected to be December 31, 2018
Underlyings:	The SPDR® S&P® Biotech ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF
Contingent Coupon Rate**:	If these securities have not been previously redeemed at our option and subject to the occurrence of a Coupon Barrier Event , you will receive a contingent coupon for each Contingent Coupon Period at a Contingent Coupon Rate that is expected to be between 12.75% and 13.75% per annum (to be determined on the Trade Date). If a Coupon Barrier Event has not occurred on an Observation Date, you will receive the contingent coupon for the Contingent Coupon Period in which such Observation Date falls on the immediately following Contingent Coupon Payment Date. If a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will accrue for the Contingent Coupon Period in which such Observation Date falls and no contingent coupon will be payable for such Contingent Coupon Period on the immediately following Contingent Coupon Payment Date or on any subsequent Contingent Coupon Payment Date. Contingent coupons will be calculated on a 30/360 basis.
Contingent Coupon Payment Dates***:	Approximately semi-annually, beginning on June 12, 2019 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of any Underlying on such Observation Date is less than its Coupon Barrier Level.
Contingent Coupon Period:	Each Contingent Coupon Period will be from and including a Contingent Coupon Payment Date to but excluding the next Contingent Coupon Payment Date, provided that the first Contingent Coupon Period will be from and including the Settlement Date to but excluding the first Contingent Coupon Payment Date.
Coupon Barrier Level**:	For each Underlying, approximately 60% of the Initial Level of such Underlying.
Observation Dates***:	Approximately semi-annually, beginning on June 5, 2019 to and including the Valuation Date.
Early Redemption:	The Issuer may redeem the securities on any Early Redemption Date upon notice on or before the immediately preceding Observation Date at 100% of the principal amount of the securities you hold, together with any applicable contingent coupon.
Early Redemption Dates***:	Approximately semi-annually, beginning on June 12, 2019 to and excluding the Maturity Date.
Knock-In Level**:	For each Underlying, approximately 60% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	If these securities have not been previously redeemed at our option, for each $1,000 principal amount of securities, if (a) a Knock-In Event has occurred, $1,000 x (1 + the Underlying Return of the Lowest Performing Underlying); (b) a Knock-In Event has not occurred, $1,000.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the lesser of (i) zero and (ii) an amount calculated as follows: (Final Level – Initial Level) / Initial Level
Valuation Date:	December 8, 2021
Maturity Date:	December 15, 2021
CUSIP:	22551LNQ9
Fees:	Certain fiduciary accounts may pay a purchase price of at least $995 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may pay varying discounts and commissions of up to $4 per $1,000 principal amount of securities, of which $4 may be paid to certain institutions or service providers on securities not sold to certain fiduciary accounts in consideration for providing education, structuring or other services with respect to the distribution of the securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. The Agent(s) through whom we distribute securities may enter into arrangements with other institutions with respect to the distribution of the securities, and those institutions may share in the commissions, discounts or other compensation received by the Agent(s), may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. In addition, an affiliate of ours will pay referral fees of $4.50 per $1,000 principal amount of securities. The Agent(s) may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $940 and $970 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•	Early Redemption at the option of the Issuer.

•	Contingent Coupon Rate of between 12.75% and 13.75% per annum.**

•	Coupon Barrier Level of approximately 60%** of the respective Initial Level for each Underlying.

•	Subject to a Knock-In Event, return of principal.

•	If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

•	Knock-In Level of approximately 60%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
60%	0%	$1,000
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
–10%	–10%	$1,000
–20%	–20%	$1,000
–30%	–30%	$1,000
−40%	−40%	$1,000
−41%	−41%	$590
−50%	−50%	$500
−60%	−60%	$400
(1)	Does not include any contingent coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 60%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The securities do not provide for regular fixed interest payments. If a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will accrue for the Contingent Coupon Period in which such Observation Date falls and no contingent coupon will be payable for such Contingent Coupon Period on the immediately following Contingent Coupon Payment Date or on any subsequent Contingent Coupon Payment Date.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

•	At maturity or upon Early Redemption, the securities will not pay more than the principal amount of securities you hold plus the final contingent coupon, if any.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities are subject to Early Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: December 3, 2018 – December 20, 2018

12.75% – 13.75% per annum Contingent Coupon Callable Yield Notes due December 15, 2021

Linked to the Performance of the Lowest Performing of the SPDR® S&P® Biotech ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF

Additional Risk Considerations

•	The Redemption Amount will be less than the principal amount of securities you hold even if a Knock-In Event has occurred with respect to only one Underlying.

•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

•	Although shares of the Underlyings are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlyings or that there will be liquidity in the trading market.

•	The performance and market value of each Underlying, particularly during periods of market volatility, may not correlate to the performance of the index tracked by such Underlying.

•	The stocks included in each Underlying are concentrated in one particular sector.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 3, 2018, Product Supplement No. I–C dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318014134/dp99109_424b2-u3479.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.